VFS 7-04 *R

04016851

[UNIT]ED STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washin]gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAEWOO SECURITIES (AMERICA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 EAST 52ND STREET 28TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hong Gon Kim (212) 407-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 PARK AVENUE (Address) NEW YORK (City) NY (State) 10154 (Zip Code)

RECD S.E.C.
MAY 0 3 2004
588

PROCESSED
MAY 13 2004
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hong Gon Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAEWOO SECURITIES (AMERICA) INC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

2/20/04

Notary Public

[illegible] WYNN
Notary Public, State of New York
No. 01WY6077316
Qualified in Bronx County
Commission Expires July 8, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAEWOO SECURITIES (AMERICA) INC.
(A Wholly Owned Subsidiary of
Daewoo Securities Co., Ltd.)
AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Daewoo Securities (America) Inc.:

We have audited the accompanying consolidated statement of financial condition of Daewoo Securities (America) Inc. (a wholly owned subsidiary of Daewoo Securities Co., Ltd.) and subsidiary as of December 31, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daewoo Securities (America) Inc. and subsidiary as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 9, 2004

DAEWOO SECURITIES (AMERICA) INC.
(A Wholly Owned Subsidiary of
Daewoo Securities Co., Ltd.)
AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2003

Assets		
Cash	$	3,259,500
Receivable from brokers and dealers (notes 2 and 4)		1,960,701
Securities owned, at market value:		
Corporate stocks		3,300
Mutual funds		5,092,223
Corporate debt securities (note 3)		1,002,000
Others		90,813
		6,188,336
Furniture, office equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $583,960		44,947
Other assets		171,740
Total assets	$	11,625,224
Liabilities and Stockholder's Equity		
Liabilities:		
Securities sold, not yet purchased, at market value	$	216,750
Accrued expense and other liabilities		127,852
Total liabilities		344,602
Commitments and contingencies (notes 6 and 7)		
Stockholder's equity (note 5):		
Common stock, $0.01 par value. Authorized 100,000 shares; issued and outstanding 12,000 shares		120
Additional paid-in capital		11,999,880
Accumulated deficit		(719,378)
Total stockholder's equity		11,280,622
Total liabilities and stockholder's equity	$	11,625,224

See accompanying notes to consolidated statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

Daewoo Securities (America) Inc. (the Company), a wholly owned subsidiary of Daewoo Securities Co., Ltd. (the Parent) of Korea, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in the State of New York on July 7, 1992 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company primarily serves U.S. institutional customers as a broker and dealer of Korean securities and underwriter of Korean debt and equity securities.

(a) Principles of Consolidation

The accompanying consolidated statement of financial condition includes the statements of financial condition of the Company and its wholly owned subsidiary, Daewoo Futures Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Daewoo Futures Inc. was incorporated in May 1995. As of December 31, 2003, Daewoo Futures Inc. was not engaged in active business.

(b) Securities Owned

Securities transactions are recorded on a trade-date basis.

Securities owned are carried at market value. Securities not readily marketable for which there is no market on a securities exchange or no independent publicly quoted market price are valued at fair value as determined by management.

(c) Depreciation and Amortization

Furniture, office equipment, and leasehold improvements are stated at cost. Depreciation of furniture and office equipment is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to six years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Use of Estimates in the Preparation of Consolidated Statements of Financial Condition

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers and proprietary positions through the Parent. The Company also executes U.S. securities transactions through its U.S. clearing brokers for customer orders received through the Parent. Commissions on Korean equity securities transactions for customers are collected by its Parent directly from the customers and remitted periodically to the Company. At December 31, 2003, commissions receivable from the Parent amounted to approximately $119,000.

In connection with its proprietary trading activities, the Company maintains a brokerage account with the Parent and related receivable from the Parent of $709,000 was included in the receivable from brokers and dealers in the accompanying consolidated statement of financial condition as of December 31, 2003.

(3) Corporate Debt Securities

The corporate debt securities represent senior unsecured notes due on November 4, 2004, which is linked to a portfolio of ten currency positions valued relative to the U.S. dollar. The redemption value of the notes is determined based on the change in value of the currency basket multiplied by a predetermined participation rate and the minimum redemption value is guaranteed by the issuer not to be less than 97% of the principal amount. The notes cannot be redeemed prior to the maturity.

(4) Pledged Assets

Receivable from brokers and dealers of approximately $182,000 as of December 31, 2003 were pledged as collateral to clearing brokers to conform with the margin requirements for securities sold, not yet purchased and open derivative positions.

(5) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such Rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such Rule, and the related Rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

(Continued)

At December 31, 2003, the Company had a net capital requirement of $100,000, whereas it had net capital of $8,642,482. The Company's percentage of aggregate indebtedness to net capital for the year ended December 31, 2003 was 1.48%.

(6) Commitments and Contingencies

(a) Operating Leases

The Company leases its office space under a noncancelable lease, which expires on July 31, 2004. The lease contains a rent escalation clause for increases in base property taxes and wage rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the noncancelable operating lease as of December 31, 2003 are as follows:

		Amount
Year ending December 31:		
2004	$	145,000
	$	145,000

(b) Legal Matters

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the outcome of these matters will not have a material adverse effect on the consolidated financial position of the Company.

(7) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its proprietary trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the consolidated statement of financial condition.

Also, in connection with its proprietary trading activities, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the consolidated statement of financial condition at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the consolidated statement of financial condition date.

Broker-Dealer Disclosure

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the credit worthiness of its customers.